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                                                                   Exhibit 30


                        VLSI BOARD CONTINUES TO RECOMMEND
              THAT STOCKHOLDERS NOT TENDER THEIR SHARES TO PHILIPS

SAN JOSE, CA, APRIL 2, 1999 -- VLSI Technology, Inc. (Nasdaq: VLSI) today announced that the VLSI Board of Directors continues to recommend that VLSI stockholders not tender their shares to Royal Philips Electronics in the unsolicited cash tender offer extended earlier today by Philips.

Earlier today, Philips reported that it has extended its tender offer for all of the outstanding shares of VLSI at $17.00 per share to 12:00 midnight, New York City time on Friday, April 16, 1999. Philips' offer was scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 1, 1999.

VLSI Technology, Inc. designs and manufactures custom and semi-custom integrated circuits for leading firms in the wireless communications, networking, consumer digital entertainment and advanced computing markets. The company is based in San Jose, Calif. with 1998 revenues from continuing operations of $547.8 million, and approximately 2,200 employees worldwide. Information related to VLSI Technology is available at VLSI's homepage, www.vlsi.com.